

August 21, 2013

Via E-mail
Lowry Barfield
Senior Vice President – Legal, General Counsel and Secretary
Western Refining Logistics, LP
123 W. Mills Avenue
El Paso, TX 79901

> **Re:** **Western Refining Logistics, LP**
> **Registration Statement on Form S-1**
> **Filed July 25, 2013**
> **File No. 333-190135**

Dear Mr. Barfield:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your NYSE listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,

whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Summary, page 1

Growth Opportunities, page 4

4.   In each place in the document where you discuss growth opportunities, please disclose that you have budgeted no capital expenditures for the twelve months ending September 30, 2014. Disclose that you expect to fund future capital expenditures primarily from external sources, including borrowings under your revolving credit facility and future issuances of equity and debt securities. Also disclose that to the extent you issue additional units, the payment of distributions on those additional units may increase the risk that you will be unable to maintain or increase your per unit distribution level. Provide similar disclosures in your discussions of the right of first offer with Western and in your risk factor on page 23 entitled "The assumptions underlying the forecast of cash available for distribution…"

Our Relationship with Western, page 7

5.   Please expand to disclose that your contracts with Western were not and will not be the result of arm's-length negotiations, and discuss the risks arising therefrom. Provide similar disclosure in the first risk factor on page 20.

The Offering, page 12

Use of Proceeds, page 12

6.   Here and in several other places, you state that you will retain $50 million for general partnership purposes and that you will distribute the balance of any net proceeds to Western "in partial consideration" of its contribution of assets to you in connection with this offering and to reimburse Western for certain capital expenditures incurred with respect to such assets. Please expand to disclose the total value of the contributed assets and capital expenditures by Western that you are required to reimburse. Clarify how and when you intend to provide such reimbursement, if the net proceeds from this offering do not cover these obligations.

Limited call right, page 16

7.   You do not yet disclose what percentage of your outstanding units will be owned by your general partner and its affiliates. Please revise the disclosure here to clarify whether the general partner and its affiliates are expected to own more than the threshold amount to call and purchase all common units at the time this offering concludes or at the time the subordination period ends. Also, please advise us whether you will comply with the tender offer rules and file a Schedule TO if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

Risk Factors, page 20

We may not have sufficient cash from operations …, page 22

8.   Please disclose in this risk factor that there is no limit on the amount of expenses that you may be required to reimburse to the general partner and its affiliates. We note the related disclosure at page 42 in that regard.

Our partnership agreement restricts the remedies available to holders of our units…, page 43

9.   Please expand here, or in another appropriate risk factor, to disclose that your partnership agreement requires that claims, suits, actions or proceedings shall be exclusively brought in the Court of Chancery of the State of Delaware.

Our Cash Distribution Policy and Restrictions on Distributions, page 58

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014

10.   We note your discussion here about cash available for distribution with regard to the minimum quarterly distributions payable in the twelve months ending September 30, 2014. Please revise the table on page 66 entitled "Unaudited Estimated Cash Available for Distribution" to include information on a quarterly as well as annual basis.

Revenues, Page 69

11.   We note your disclosure that for the twelve months ending September 30, 2014, you expect approximately 92% of your forecasted revenues to be supported by Western's minimum volume commitments under each of your commercial agreements. We note disclosure elsewhere in the filing that "Western has agreed to reserve, on a firm basis, approximately 6.9 million barrels of storage capacity" Please revise your disclosure to address the following points:

- indicate whether Western is contractually obligated to utilize the underlying capacity associated with such forecasted revenue;
- specify the circumstances under which Western would incur financial penalties for failure to utilize such capacity; and
- quantify any such financial penalties.

Management's Discussion and Analysis, page 90

Results of Operations, page 96

12.   You state that for the three months ended March 31, 2013, the increase in operating and maintenance expenses resulted from increases in maintenance expenses on pipelines and terminals ($2.1 million) that were greater in the first quarter of 2013 versus the first quarter of 2012. Please expand to discuss the reason for the increase in maintenance expenses and whether you expect similar increases in the future.

Insurance, page 130

13.   We note your disclosure that you will be insured under the property, liability and business interruption policies of Western. Please disclose the terms of the arrangement with Western, and whether you have a written agreement with respect to such insurance coverage.

Financial Statements

General

14.   Please update your historical ad pro forma financial statements to comply with Rules 8-08 and 11-02(c) of Regulation S-X.

Pro Forma Financial Statements

Note 2 - Pro Forma Adjustments and Assumptions, page F-7

15.   Please expand your disclosure to clarify how each of the pro forma adjustments is factually supportable as required by Rule 11-02(b)(6) of Regulation S-X. Your rationale for all adjustments for which you indicate estimates or assumptions have been made in computation should be clarified. Also explain how the tariff rates and fees in the commercial agreements were determined and describe any provisions governing future changes to these rates to clarify why you believe these rates are appropriately assumed for the entire historical period. Also state your basis for the pipeline loss adjustment, given that you have actual volume data, and explain why revenues equal to the cost of additives makes sense.

Note 2 - Summary of Accounting Policies, page F-16

Revenue Recognition, page F-17

16.   We note your disclosure stating that revenue is recognized for crude oil and refined petroleum product pipeline transportation based on the delivery of actual volumes transported at agreed upon tariff rates. Please explain how you determine that product has been delivered, describe the physical process of delivery and the manner by which volume measurements are taken and captured in your accounting systems. If timing differences exist between the delivery of crude oil and refined petroleum and the receipt of a delivery statement, also clarify whether you record unbilled revenue to reflect these differences.

Environmental and Other Loss Contingencies, page F-17

17.   We note that you do not have any environmental or other loss contingencies accrued presently. Refer to FASB ASC 450-20-50-3 through 50-6 and provide disclose regarding unrecognized contingencies, as applicable.

18.   Revise your filing to include the disclosures required by FASB ASC 410-20-50. If the fair value of your asset retirement obligation cannot be reasonably estimated, that fact and the reasons therefor should be disclosed.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lowry Barfield
Western Refining Logistics, LP
August 21, 2013
Page 6

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Attorney-Advisor, at (202) 551-3237 or me at (202) 551-3611 with any other questions.

       Sincerely,

       /s/ Karl Hiller *for*

       Anne Nguyen Parker
       Branch Chief